
VICON


04028472




PROC
MAY 13 2004
THOMSON
FINANCIAL



The graphic depicted represents Vicon's vision of the future of video systems for security, surveillance and communication purposes. In today's networked world, digitized video can be accessed, transmitted, stored, displayed and manipulated anywhere using the ViconNet application and related IP video cameras, servers and recorders designed and engineered by Vicon.

VICON NET Video Management Workstation

Internet

VICON NET Cameras

Local Area Network (LAN)

Kollector Elite Digital Recorder/Server

VICON NET

VICON



SURVEYOR VFT
Network Dome



VICON NET
Network Server

Wide Area Network (WAN)



VICON NET



Kollector Pro

Digital Recorder /Server

The ViconNet application is a power[illegible]
efficient tool for safeguarding asset[illegible]
and expanding global communication[illegible]

RAID Storage

2003 Letter



Dear Fellow Shareholders:

Fiscal 2003 was both a challenging and an exciting year for Vicon. In the second fiscal quarter, the Company began initial customer shipments of ViconNet®, an advanced software application used to manage and operate Vicon's network (digital) video system components. The first shipments of ViconNet were embedded in Kollector® Elite and Pro digital video servers and recorders. The initial shipments of ViconNet and Kollector culminated a multi-year development effort to create a true network (IP) based video management system. While more work is required to expand the functionality of ViconNet, it was nevertheless rewarding to finally see revenue generated from Vicon's vision of providing customers a security solution using digital video.

In development, and next in line for market introduction, are ViconNet compatible products that employ IP video capability directly from the camera. Such products include Surveyor®VFT robotic camera domes, Roughneck® high-security cameras, IP cameras, and small single-channel analog to digital devices for use with legacy cameras. Customer availability is planned for later this year; however, due to the complex nature of digital video, precise development times are somewhat difficult to predict. In recent years, the majority of Vicon's nearly $5 million annual development expense has been and will continue to be directed toward network video technology. The rapid evolution of network technology, coupled with the operational needs of our customers, continues to place extraordinary demands on the Company's engineering resources. Typically, customers quickly embrace digital video once exposed to the added functionality, and the fact that its capability is only limited by the customer's imagination. For example, integration of varying security technologies has long been a desire of customers; however, implementation usually involved compromises. Today, the advantages of network video allow Vicon engineers to work in harmony with providers of other [illegible] security products to provide end users a seamless security solution. [illegible] balancing market desires with a prudent product development budget will be an ongoing [illegible] the Company as it transitions its products to a principally digital environment.

[illegible] the Company in 2003 had to deal with stagnant revenue and a heavy product development [illegible] sales were off 11% to $34.9 million from $39.3 million, [illegible] result of a slow economy and sales staff realignment necessitated by the shift to digital video. Foreign sales, however, rose to $17.0 million, an increase of 14% compared with $14.9 million in the prior year. Foreign sales growth was aided by a favorable currency exchange rate and greater market penetration in Europe. Combined, overall revenues dipped 4% to $52.0 million compared with $54.2 million in the prior year. During the year, the Company recorded non-cash charges totaling $3.5 million for goodwill impairment and the establishment of a deferred tax asset valuation allowance. In addition, throughout the year, the Company absorbed performance compensation operating expenses totaling $620,000 in connection with the sale of certain quantities of ViconNet products. The performance compensation obligation was part of the 1999 acquisition of QSR, Ltd., an Israeli-based digital video development company.

In spite of an operating loss of $1.7 million and an overall net loss of $4.9 million ($1.05 per share), the Company's financial position remained strong. Asset management efforts throughout the year resulted in $543,000 of cash being provided from operating activities and the Balance Sheet at September 30, 2003 reflected cash and equivalents of $8.2 million, working capital of $25.3 million, $29.2 million of net worth and long-term debt (including current maturities) of just $3.1 million.

The terrorist attacks of September 11, 2001 have attracted a number of major companies to the Security Industry, which was once very fragmented and dominated by many small public and private companies. In this new environment, the Company recognizes the challenge of taking a fair share of our target market segment while maintaining a world class product line. The goal of the Company in fiscal 2004 is to achieve profitable operations while pursuing the vision of providing end use customers an enterprise-wide IP video security, surveillance and communication solution[illegible]

As always, I wish to thank my fellow employees worldwide for their efforts and commitment on behalf of the Company. Vicon is also grateful to our business partners for their support and coope[illegible] ation and to our loyal customers for their faith and confidence in our products and services. Your Company remains confident of the future and determined to build upon the achievements of the p[illegible]

Kenneth M. Darby
Chairman & CEO

Product Highlights

VICON NET Master Review Station

The ViconNet software application provides superior network functionality together with an advanced array of features. ViconNet provides users with a comprehensive video management application for IP-based security systems.



Kollector Elite Kollector Pro Digital Video Recorders and Servers

Kollector Elite and Pro digital video recorders and servers are the backbone of networked video systems. Vicon offers a wide variety of configurations to meet every customer's unique requirements.

Single- and Multi-Channel Servers

[illegible]

SURVEYOR VFT Camera Dome System

Introduced at trade shows in 2003, the VFT remote robotic camera dome offers analog or digital video output when configured with the optional ViconNet module.

ROUGHNECK Impact-Resistant Camera Domes

Roughneck vandal-resistant cameras include the latest in camera technology, and the ability to accept a ViconNet module. Once used exclusively in prisons, these rugged cameras are now widely used in schools, parking garages and other public venues.

[illegible] Cameras

[illegible]



VICON

Corporate Directory

Officers

Kenneth M. Darby
Chief Executive Officer

John M. Badke
Vice President, Finance
Chief Financial Officer

Peter A. Horn
Vice President, Operations

Bret M. McGowan
Vice President, Marketing

Yacov A. Pshtissky
Vice President, Technology and Development

John F. Whiteman, Jr.
Vice President, Sales

Directors

Kenneth M. Darby
Chairman

Milton F. Gidge ◆ ✻
Retired Executive and Director
Lincoln Savings Bank

Peter F. Neumann ◆
Retired President
Flynn-Neumann Agency, Inc.

W. Gregory Robertson ◆ ✻
President
TM Capital Corp.

Arthur D. Roche ◆ ✻
Retired Executive Vice President
Vicon Industries, Inc.
Retired Partner
Arthur Andersen & Co.

Vicon Industries, Inc. Corporate Headquarters

89 Arkay Drive
Hauppauge, NY 11788
(631) 952-CCTV (2288)

Principal Offices
Hauppauge, New York
Fareham, England
Zaventem, Belgium
Yavne, Israel

Subsidiaries
Vicon Industries, Limited
Vicon Systems, Ltd.

Transfer Agent
Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
www.computershare.com

Bank
Washington Mutual Bank, FA
1377 Motor Parkway
Islandia, NY 11788

General Counsel
Schoeman, Updike & Kaufman LLP
60 East 42nd Street
New York, NY 10165

Auditor
BDO Seidman, LLP
401 Broadhollow Road
Melville, New York, 11747

✻ Member of Audit Committee
◆ Member of Compensation Committee


VICON
VICON NET
VICON NET
First Quarter
October 1, 2003/

FIRST QUARTER REPORT

October 1, 2003 / December 31, 2003

To Our Shareholders:

First quarter results were mixed as sales increased 19%, principally on the strength of demand for Vicon's new digital products, ViconNet® and Kollector®. New orders, however, for the first quarter were down 10% compared to the preceding quarter and the backlog of unfilled orders at December 31, 2003 dipped to $6.6 million from $7.4 million at the start of the quarter.

The benefit of a favorable foreign exchange rate and sales of higher margin digital products helped gross profit margins climb to 40.8% versus 32.5% in the prior year quarter. Operating expenses increased 12% to $5.6 million, primarily as a result of higher legal fees associated with the defense of a patent infringement suit and increased foreign sales office expense due to the currency translation effect of a weak dollar. Engineering and development expense, which is a component of operating expenses, was virtually unchanged at $1.1 million for the current and prior year quarter. The majority of Vicon's development effort has been and continues to be directed at enhancing the ViconNet video management application and related IP video compatible components.

While the demands on our engineering resources are significant, we believe the best opportunities for growth and profitability exist in the digital video domain. At a recent trade show in Las Vegas, the Company exhibited prototypes of ViconNet compatible robotic dome cameras and fixed cameras. The IP cameras are presently in development and are expected to be available to customers later this year.

Kenneth M. Darby
Chairman & CEO

FIRST QUARTER: 2004 FISCAL YEAR

October/December	2003		2002
Net sales ....$	14,338,000	$	12,018,000
Gross profit ....$	5,847,000	$	3,901,000
Operating income (loss) ....$	286,000	$	(1,070,000)
Income (loss) before income taxes ....$	277,000	$	(1,077,000)
Income tax expense (benefit) ....$	155,000	$	(378,000)
Income (loss) before cumulative effect of a change in accounting principle ....$	122,000	$	(699,000)
Cumulative effect of a change in accounting principle* ....$	-	$	(1,373,000)
Net income (loss) ....$	122,000	$	(2,072,000)
Basic and diluted earnings (loss) per share:			
Income (loss) before cumulative effect of a change in accounting principle ......$	.03	$	(.15)
Cumulative effect of a change in accounting principle ......$	-	$	(.30)
Net income (loss) ....$	03	$	(.45)
Shares used in computing earnings (loss) per share:			
Basic	4,606,000		4,643,000
Diluted	4,791,000		4,643,000

At December 31	2003		2002
Working capital ....$	25,894,000	$	26,942,000
Current ratio	4.2 to 1		4.2 to 1
Total assets ....$	41,744,000	$	44,834,000
Shareholders' equity ....$	29,661,000	$	31,607,000
Equity per share ....$	6.45	$	6.81
Unfilled orders ....$	6,600,000	$	6,000,000
Outstanding shares	4,599,000	$	4,642,000

Prepared from records without audit

NOTE TO FINANCIAL SUMMARIES

**Note 1: Represents goodwill writeoff as a result of adopting a new accounting standard.*

Vicon Industries, Inc.
Corporate Headquarters

89 Arkay Drive
Hauppauge, NY 11788

(631) 952-CCTV (2288)
800-645-9116
Fax: (631) 951-CCTV (2288)

European Headquarters

Brunel Way
Fareham, PO15 5TX
United Kingdom

+44 (0) 1489 566300
Fax: +44 (0) 1489 566322

Brussels Office

Zaventem
Belgium

+32 (2) 712 8780
Fax: +32 (2) 712 8781

Far East Representative

Unit 5, 17/F,
Metropole Square
2 On Yiu Street, Shatin
New Territories, Hong Kong

(852) 2145-7118
Fax: (852) 2145-7117

www.vicon-cctv.com


VICON

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: September 30, 2003

Commission File No. 1-7939

VICON INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

New York	**11-2160665**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification No.)

89 Arkay Drive, Hauppauge, New York 11788
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(631) 952-2288**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $.01	**American Stock Exchange**
(Title of class)	(Name of each exchange on which registered)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes _____ No __X__

The aggregate market value of Common Stock held by non-affiliates of the registrant as of December 31, 2003 was approximately $14,170,000.

The number of shares outstanding of the registrant's Common Stock as of December 31, 2003 was 4,596,259.

PART I

ITEM 1 - BUSINESS

General

Vicon Industries, Inc. ("the Company"), incorporated in 1967, designs, manufactures, assembles and markets a wide range of video systems and system components used for security, surveillance, safety and control purposes by a broad group of end users. A video system is typically a private network that can transmit and receive video, audio and data signals in accordance with the operational needs of the user. The Company's primary business focus is the design of digital video systems and components that it produces and sells worldwide, primarily to installing dealers, system integrators, government entities and distributors.

The Company operates within the electronic protection segment of the security industry that includes, among others: fire and burglar alarm systems, access control, video systems and article surveillance. The U.S. security industry consists of thousands of individuals and businesses (exclusive of public sector law enforcement) that provide products and services for the protection and monitoring of life, property and information. The security industry includes fire and burglar alarm systems, access control, video systems, article surveillance, guard services and equipment, locks, safes, armored vehicles, security fencing, private investigations, biometric systems and others. The Company's products are typically used for crime deterrence, visual documentation, observation of inaccessible or hazardous areas, enhancing safety, managing personal liability, obtaining cost savings (such as lower insurance premiums), managing control systems and improving the efficiency and effectiveness of personnel. The Company's products are used in, among others, office buildings, manufacturing plants, apartment complexes, retail stores, government facilities, airports, transportation operations, prisons, casinos, hotels, sports arenas, health care facilities and financial institutions.

Products

The Company's product line consists of approximately 700 products, of which about half represent model variations. The Company's product line consists of various elements of a video system, including digital video (network) transmission and recording systems, video cameras, display units (monitors), video recorders, matrix switching equipment for video distribution, digital video and signal processing units (which perform character generation, video encoding, multi screen display, video insertion, intrusion detection, source identification and alarm processing), motorized zoom lenses, remote robotic cameras, system controls, environmental camera enclosures and consoles for system assembly. The Company provides a full line of products due to the many varied climatic and operational environments in which the products are expected to perform. In addition to selling from a standard catalog line, the Company at times produces to specification or will modify an existing product to meet a customer's requirements.

The Company's products range in price from $10 for a simple camera mounting bracket to several hundred thousand dollars (depending upon configuration) for a large digital control, transmission, recording, storage and video matrix switching system.

Marketing

The Company's marketing emphasizes engineered video system solutions which includes system design, project management, technical training and support. The Company promotes and markets its products through industry trade shows worldwide, product brochures and catalogues, direct and electronic mailings to existing and prospective customers, product videos, website promotions, in-house training seminars for customers and end users, road shows which preview new systems and system components, and advertising through trade and end user magazines and the Company's internet web site (www.vicon-cctv.com). The Company's products are sold principally to over 1,000 independent dealers, system integrators and distributors. Sales are made principally by field sales engineers and inside customer service representatives. The Company's sales effort is supported by in-house customer service coordinators and technical support groups which provide product information, application engineering, design detail, field project management, and hardware and software technical support.

The Company's products are employed in video system installations by: (1) commercial and industrial users, such as office buildings, manufacturing plants, warehouses, apartment complexes, shopping malls and retail stores; (2) federal, state, and local governments for national security purposes, municipal facilities, prisons, and military installations; (3) financial institutions, such as banks, clearing houses, brokerage firms and depositories, for security purposes; (4) transportation departments for highway traffic control, bridge and tunnel monitoring, and airport, subway, bus and seaport security and surveillance; (5) gaming casinos, where video surveillance is often mandated by regulatory authorities; and (6) health care facilities, such as hospitals, particularly psychiatric wards and intensive care units.

The Company's principal sales offices are located in Hauppauge, New York; Fareham, England; Zaventem, Belgium; and New Territories, Hong Kong.

International Sales

The Company sells its products in Europe and the Middle East through its U.K. based subsidiary, in China through its Hong Kong subsidiary and elsewhere outside the U.S. principally by direct export from its U.S. based parent company. Sales are made to installing dealers or independent distributors which, outside of Europe and China, typically assume the responsibility for warranty repair as well as sales and marketing costs to promote the Company's product line. The Company has a few territorial exclusivity agreements with customers but primarily uses a wide range of installation companies and distributors in international markets. In Australia, Japan and Norway, the Company permits independent sales representatives to use the Company's name for marketing purposes.

Direct export sales and sales from the Company's foreign subsidiaries amounted to $21.1 million, $18.3 million and $20.5 million or 41%, 34% and 31% of consolidated net sales in fiscal years 2003, 2002, and 2001, respectively. The Company's principal foreign markets are Europe, the Middle East and the Pacific Rim, which together accounted for approximately 87 percent of international sales in fiscal 2003.

Competition

The Company operates in a highly competitive marketplace both domestically and internationally. The Company competes by providing high-end video systems and system components that incorporate broad capability together with high levels of customer service and technical support. Generally, the Company does not compete based on price alone.

The Company's principal engineered video systems competitors include the following companies or their affiliates: Checkpoint Systems, Inc., Matsushita (Panasonic), Pelco Sales Company, Bosch Security Systems, Inc., Sensormatic Electronics Corp. division of Tyco International, GE Interlogix, Inc. and Honeywell's Ultrak, Inc. division. Many additional companies, both domestic and international, produce products that compete against one or more of the Company's system components. In addition, some consumer video electronic companies or their affiliates, including Matsushita Electric Corp. (Panasonic), Mitsubishi Electric Corporation, Sanyo Electric Co., Ltd. and Sony Corporation, compete with the Company for the sale of video products and systems. Almost all of the Company's competitors are larger companies whose financial resources and scope of operations are substantially greater than the Company's.

Engineering and Development

The Company's engineering and development is focused on new and improved video systems and system components. In recent years, the trend of product development and demand within the video security and surveillance market has been toward the application of digital video technology, specifically the compression, transmission, storage, imaging and display of digital video. As the demands of the Company's target market segment requires the Company to keep pace with changes in technology, the Company has focused its engineering effort in these developing areas. During the past three years, the Company substantially increased its product development expenditures to meet the accelerating market shift to network capable (digital) video systems. Development projects are chosen and prioritized based on direct customer feedback, the Company's analysis as to the needs of the marketplace, anticipated technological advances and market research.

At September 30, 2003, the Company employed a total of 41 engineers in the following areas: software development, mechanical design, manufacturing/testing and electrical and circuit design. Engineering and development expense amounted to approximately 9%, 8% and 6% of net sales in fiscal 2003, 2002 and 2001, respectively.

Source and Availability of Raw Materials

The Company relies upon independent manufacturers and suppliers to manufacture and assemble certain of its proprietary products and expects to continue to rely on such entities in the future. The Company's relationships with independent manufacturers, assemblers and suppliers are generally not covered by formal contractual agreements.

Raw materials and components purchased by the Company and its suppliers are generally readily available in the market, subject to market lead times at the time of order. The Company is not dependent upon any single source for a significant amount of its raw materials and components.

Intellectual Property

The Company owns, and has pending, a limited number of design and utility patents expiring at various times. The Company has certain trademarks registered and several other trademark applications pending both in the United States and in Europe. Most of the Company's key products employ proprietary software which is protected by copyright. However, the laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as the laws of the U.S. The Company has no licenses, franchises or concessions with respect to any of its products or business dealings. The Company does not deem the limited number of its patents or its lack of licenses, franchises and concessions to be of substantial significance or to have a material effect on its business. The Company does, however, consider its proprietary software to be unique and is a principal element in the differentiation of the Company's products from its competition.

Inventories

The Company generally maintains sufficient finished goods inventory levels to respond to unanticipated customer demand, since most sales are to installing dealers and contractors who normally do not carry any significant inventory. The Company principally builds inventory to known or anticipated customer demand. In addition to normal safety stock levels, certain additional inventory levels may be maintained for products with long purchase and manufacturing lead times. The Company believes that it is important to carry adequate inventory levels of parts, components and products to avoid production and delivery delays that detract from its sales effort.

Backlog

The backlog of orders believed to be firm as of September 30, 2003 and 2002 was approximately $7.4 million and $4.2 million, respectively. Orders are generally cancelable without penalty at the option of the customer. The Company prefers that its backlog of orders not exceed its ability to fulfill such orders on a timely basis, since experience shows that long delivery schedules only encourage the Company's customers to look elsewhere for product availability.

Employees

At September 30, 2003, the Company employed 215 full-time employees, of whom 6 are officers, 42 administrative, 93 in sales and technical service capacities, 41 in engineering, and 33 production employees. At September 30, 2002, the Company employed 235 persons. There are no collective bargaining agreements with any of the Company's employees and the Company considers its relations with its employees to be good.

ITEM 2 - PROPERTIES

The Company principally operates from an 80,000 square-foot facility located at 89 Arkay Drive, Hauppauge, New York, which it owns. The Company also owns a 14,000 square-foot sales, service and warehouse facility in southern England which services the U.K., Europe and the Middle East. In addition, the Company operates under leases from offices in Manchester, England; Zaventem, Belgium; Yavne, Israel; Hong Kong and various offices in mainland China.

ITEM 3 - LEGAL PROCEEDINGS

In May 2003, the Company was served with a summons and complaint in a patent infringement suit that named the Company and thirteen other defendants. The alleged infringement relates to the Company's camera dome systems, which is a significant product line. Among other things, the suit seeks injunctive relief and unspecified damages. The Company and its outside patent counsel believe that the complaint is without merit and the Company intends to vigorously defend itself in this matter. The Company is unable to reasonably estimate a range of possible loss, if any, at this time. Although the Company believes that it has meritorious defenses to such claims, there is a possibility that an unfavorable outcome could ultimately occur that could result in a liability that is material to the Company's results of operations and financial position. The Company plans to present a joint defense with certain other named defendants in the suit.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5 - MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's stock is traded on the American Stock Exchange (AMEX) under the symbol (VII). The following table sets forth for the periods indicated, the range of high and low prices for the Company's Common Stock on AMEX:

Quarter Ended	High	Low
Fiscal 2003		
December	3.90	2.40
March	3.55	2.79
June	3.55	2.44
September	4.60	3.15
Fiscal 2002		
December	5.01	2.75
March	6.05	3.70
June	4.15	3.26
September	3.80	2.52

The last sale price of the Company's Common Stock on December 31, 2003 as reported on AMEX was $4.68 per share. As of December 31, 2003, there were approximately 235 shareholders of record.

The Company has never declared or paid cash dividends on its Common Stock and anticipates that any earnings in the foreseeable future will be retained to finance the growth and development of its business.

ITEM 6 - SELECTED FINANCIAL DATA

(in thousands, except per share data)

FISCAL YEAR	2003	2002	2001	2000	1999
Net sales	$ 51,954	$ 54,168	$ 65,365	$ 74,624	$ 73,414
Gross profit	19,091	18,218	21,686	23,054	25,779
Operating income (loss)	(1,677)	(2,180)	(418)	1,993	7,893
Income (loss) before income taxes	(1,739)	(2,349)	2,307	1,589	7,442
Net income (loss) (1)	(4,874)	(1,579)	1,497	961	4,760
Earnings (loss) per share (1):					
Basic	(1.05)	(.34)	.32	.21	1.05
Diluted	(1.05)	(.34)	.32	.21	1.01
Total assets	41,893	47,426	51,926	53,918	49,899
Long-term debt	2,732	3,040	3,498	7,090	5,799
Working capital	25,333	27,827	30,005	33,365	29,049
Property, plant and equipment (net)	7,286	7,666	8,139	8,502	8,053

(1) Fiscal 2003 includes the effects of the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", on October 1, 2002.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Fiscal Year 2003 Compared with 2002

Net sales for 2003 decreased $2.2 million or 4% to $52.0 million compared with $54.2 million in 2002. Domestic sales decreased $5.0 million or 14% to $30.9 million compared with $35.9 million in 2002. Such decrease was due principally to the current year slowdown in the U.S. economy and a reorganization of the Company's domestic sales force to properly sell its new digital (network) video products. International sales increased $2.8 million or 15% to $21.1 million compared with $18.3 million in 2002. The increase was due in part to the effects of favorable exchange rate changes as the British pound and Eurodollar strengthened against the U.S. dollar in the current year. The Company's European based operations further experienced an increase in large system orders in the current year.

Gross profit margins for 2003 increased to 36.7% compared with 33.6% in 2002. The margin increase was principally due to the introduction of the Company's new digital video product line in the second half of 2003. The Company experienced increased profit margins from its European based operations due to the effects of favorable exchange rate changes as the cost of U.S. dollar sourced products declined.

Operating expenses for 2003 were $20.8 million or 40.0% of net sales compared with $20.4 million or 37.7% of net sales in 2002. The Company continued to invest in new product development in 2003, incurring $4.9 million of engineering and development expenses compared with $4.4 million in 2002. Current year operating expenses included a performance based compensation charge of $620,000 associated with the introduction of the Company's new digital video product line.

The Company incurred an operating loss of $1.7 million in 2003 compared with a loss of $2.2 million in 2002.

Interest expense decreased $99,000 to $241,000 for 2003 compared with $340,000 in 2002 principally as a result of the paydown of bank borrowings.

Income tax expense for fiscal 2003 was $1.8 million compared with an income tax benefit of $770,000 in 2002. In fiscal 2003, the Company recognized a $1.9 million income tax charge to provide a valuation allowance against its deferred tax assets due to the uncertainty of future realization. Such charge was reduced by the recognition of an available tax effected net operating loss carryback of $225,000.

During the six months ended March 31, 2003, the Company completed its required goodwill impairment tests as of October 1, 2002 and determined that the carrying amount of goodwill was impaired when tested pursuant to the requirements of a new accounting standard. As a result, a goodwill impairment charge of $1.4 million was recognized as the cumulative effect of a change in accounting principle for 2003.

As a result of the foregoing, the Company incurred a net loss of $4.9 million in 2003 compared with a net loss of $1.6 million in 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Fiscal Year 2002 Compared with 2001

Net sales for 2002 decreased $11.2 million or 17% to $54.2 million compared with $65.4 million in 2001. Domestic sales decreased $9.0 million or 20% to $35.9 million compared with $44.9 million in 2001. Indirect sales to the United States Postal Service (USPS) decreased $11.7 million to $3.5 million in 2002 compared with $15.2 million in 2001. Other domestic sales for 2002 increased by $2.7 million or 9% to $32.4 million compared with $29.7 million in 2001. Current year sales included $1.6 million of shipments in connection with a $2.3 million system order received in February 2002 for New York's JFK International Airport. International sales decreased $2.2 million or 11% to $18.3 million compared with $20.5 million in 2001 principally as a result of lower sales in Europe and the Middle East. The backlog of unfilled orders was $4.2 million at September 30, 2002 compared with $6.3 million at September 30, 2001.

Gross profit margins for 2002 increased slightly to 33.6% compared with 33.2% in 2001. The margin increase was principally the result of ongoing product cost reduction efforts offset by the effect of fixed production costs relative to the current year's lower sales.

Operating expenses for 2002 were $20.4 million or 37.7% of net sales compared with $22.1 million or 33.8% of net sales in 2001. Selling, general and administrative expenses decreased by $2.0 million, including $1.2 million of selling costs and $.8 million of administrative expenses. The Company continued to invest in new product development in 2002, incurring $4.4 million of engineering and development expenses compared with $4.1 million in 2001.

The Company incurred an operating loss of $2.2 million in 2002 compared with a loss of $418,000 in 2001 principally as a result of lower sales.

Interest expense decreased $158,000 to $340,000 for 2002 compared with $498,000 in 2001 principally as a result of the paydown of bank borrowings. Interest income decreased by $30,000 in 2002 as a result of decreases in market interest rates.

In the prior year, the Company realized a $3.0 million gain ($2.0 million net of tax effect) on the sale of its remaining equity interest in Chun Shin Electronics, Inc. (CSE), a South Korean company which, among other things, manufactures certain of the Company's proprietary products.

The Company recorded an income tax benefit of $770,000 for 2002 compared with income tax expense of $810,000 in 2001.

As a result of the foregoing, the Company incurred a net loss of $1.6 million for 2002 compared with net income of $1.5 million in 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $543,000 for 2003. The net loss of $4.9 million for the period included non-cash charges of $1.9 million for the write-off of deferred income taxes, $1.4 million for goodwill impairment and $1.1 million for depreciation and amortization. Net cash used in investing activities was $4.0 million for 2003 relating to the purchase of $3.3 million of marketable securities, which consist of mutual fund investments in U.S. government securities, and $674,000 of general capital expenditures. Net cash used in financing activities was $1.4 million in 2003, which primarily represented scheduled repayments of bank mortgage and term loans. As a result of the foregoing, cash decreased by $4.9 million for 2003 after the effect of exchange rate changes on the cash position of the Company. Cash and marketable securities decreased $1.6 million to $8.2 million at September 30, 2003 compared with $9.8 million at September 30, 2002. At September 30, 2003, the Company had available tax effected net operating loss carryback claims of $2.1 million, of which $1.8 million was refunded subsequent to September 30, 2003 pertaining to its 2002 fiscal year.

The Company has a $5 million secured revolving credit facility with a bank that expires in July 2004. Borrowings under this facility bear interest at the bank's prime rate or, at the Company's option, LIBOR plus 190 basis points (4.00% and 3.06%, respectively, at September 30, 2003). At September 30, 2003 and 2002, there were no outstanding borrowings under this facility. The Company does not anticipate the need to draw on such facility through its expiration in July 2004.

The Company also maintains a bank overdraft facility of 1 million Pounds Sterling (approximately $1,660,000) in the U.K. to support local working capital requirements of Vicon Industries, Limited. This facility expires in March 2004. At September 30, 2003, there were no outstanding borrowings under this facility.

Current and long-term debt maturing in each of the fiscal years subsequent to September 30, 2003 approximates $325,000 in 2004, $334,000 in 2005, $340,000 in 2006, $318,000 in 2007 and $1,741,000 in 2008.

The Company occupies certain facilities, or is contingently liable, under operating leases that expire at various dates through 2009. The leases, which cover periods from three to eight years, generally provide for renewal options at specified rental amounts. The aggregate operating lease commitment at September 30, 2003 was $589,000 with minimum rentals for the fiscal years shown as follows: 2004 - $335,000; 2005 - $148,000; 2006 - $34,000; 2007 - $28,000; 2008 - $25,000; 2009 and thereafter - $19,000.

The Company believes that it has sufficient cash to meet its anticipated operating, capital expenditures and debt service requirements for at least the next twelve months. The Company has experienced reduced sales levels and incurred operating losses in recent periods which, if continued, could limit the Company's ability to draw upon its bank credit facilities if needed.

The Company does not have any off-balance sheet transactions, arrangements or obligations (including contingent obligations) that have, or are reasonably likely to have, a material effect on the Company's financial condition, results of operations, liquidity, capital expenditures or capital resources.

In May 2003, the Company was served with a summons and complaint in a patent infringement suit that named the Company and thirteen other defendants. The alleged infringement relates to the Company's camera dome systems, which is a significant product line. Among other things, the suit seeks injunctive relief and unspecified damages. The Company and its outside patent counsel believe that the complaint is without merit and the Company intends to vigorously defend itself in this matter. The Company is unable to reasonably estimate a range of possible loss, if any, at this time. Although the Company believes that it has meritorious defenses to such claims, there is a possibility that an unfavorable outcome could ultimately occur that could result in a liability that is material to the Company's results of operations and financial position. The Company plans to present a joint defense with certain other named defendants in the suit.

Critical Accounting Policies

The Company's significant accounting policies are fully described in Note 1 to the consolidated financial statements included in Part IV. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. As it relates to product sales, revenue is generally recognized when products are sold and title is passed to the customer. Shipping and handling costs are included in cost of sales. Advance service billings under a national supply contract with one customer are deferred and recognized as revenues on a pro rata basis over the term of the service agreement. Pursuant to the adoption of EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables", effective July 1, 2003, the Company evaluates multiple-element revenue arrangements for separate units of accounting, and follows appropriate revenue recognition policies for each separate unit. Elements are considered separate units of accounting provided that (i) the delivered item has stand-alone value to the customer, (ii) there is objective and reliable evidence of the fair value of the delivered item, and (iii) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially within the control of the Company. As applied to the Company, under arrangements involving the sale of product and the provision of services, product sales are recognized as revenue when the products are sold and title is passed to the customer, and service revenue is recognized as services are performed. For products that include more than incidental software, and for separate licenses of the Company's software products, the Company recognizes revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition", as amended.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company provides for the estimated cost of product warranties at the time revenue is recognized. While the Company engages in product quality programs and processes, including monitoring and evaluating the quality of its component suppliers, its warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from its estimates, revisions to the estimated warranty liability may be required.

The Company writes down its inventory for estimated obsolescence and slow moving inventory equal to the difference between the carrying cost of inventory and the estimated net realizable market value based upon assumptions about future demand and market conditions. Technology changes and market conditions may render some of the Company's products obsolete and additional inventory write-downs may be required. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

The Company assesses the recoverability of the carrying value of its long-lived assets, including identifiable intangible assets with finite useful lives, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company evaluates the recoverability of such assets based upon the expectations of undiscounted cash flows from such assets. If the sum of the expected future undiscounted cash flows were less than the carrying amount of the asset, a loss would be recognized for the difference between the fair value and the carrying amount.

The Company's ability to recover the reported amounts of deferred income tax assets is dependent upon its ability to generate sufficient taxable income during the periods over which net temporary tax differences become deductible. In fiscal 2003, the Company recognized a $1.9 million charge to provide a valuation allowance against its deferred tax assets due to the uncertainty of future realization. The establishment of such valuation allowance was determined to be appropriate during that period due to updated judgments in light of the Company's operating losses in current and recent years and the inherent uncertainties of predicting future operating results in periods over which such net tax differences become deductible. The Company plans to provide a full valuation allowance against its deferred tax assets until such time that it can achieve a sustained level of profitability or other positive evidence arises that would demonstrate an ability to recover such assets.

The Company is subject to proceedings, lawsuits and other claims related to labor, product and other matters. The Company assesses the likelihood of an adverse judgment or outcomes for these matters, as well as the range of potential losses. A determination of the reserves required, if any, is made after careful analysis. The required reserves may change in the future due to new developments.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) finalized its tentative consensus on EITF Issue 00-21 (EITF 00-21), "Revenue Arrangements with Multiple Deliverables", which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 on July 1, 2003 did not have an impact on the results of operations or financial position of the Company.

In August 2003, the Emerging Issues Task Force reached consensus on EITF Issue No. 03-5 ("EITF 03-5"), "Applicability of AICPA Statement of Position 97-2, "Software Revenue Recognition," to Non-Software Deliverables in an Arrangement Containing More-than-Incidental Software". EITF 03-5, which became effective for the Company on October 1, 2003, provides guidance on determining whether non-software deliverables are included within the scope of SOP 97-2 and, accordingly, whether multiple element arrangements are to be accounted for in accordance with EITF Issue No. 00-21 or SOP 97-2. The Company does not believe that the provisions of EITF 03-5 will have a material impact on its results of operations or financial position.

Foreign Currency Activity

The Company's foreign exchange exposure is principally limited to the relationship of the U.S. dollar to the British pound sterling, the Euro and the Israeli shekel.

Sales by the Company's U.K. based subsidiary to customers in Europe and the Middle East are made in British Pounds Sterling (Pounds) or Eurodollars (Euros). In fiscal 2003, approximately $5.0 million of products were sold by the Company to its U.K. based subsidiary for resale. The Company attempts to minimize its currency exposure on intercompany sales through the purchase of forward exchange contracts.

The Company's Israeli based subsidiary incurs Shekel based operating expenses which, in recent years, have been funded by the Company in U.S. dollars. In recent years, the Company has purchased forward exchange contracts to minimize its currency exposure on these expenses.

As of September 30, 2003, the Company had forward exchange contracts outstanding with notional amounts aggregating $1.6 million. The Company also attempts to reduce the impact of an unfavorable exchange rate condition through cost reductions from its suppliers and shifting product sourcing to suppliers transacting in more stable and favorable currencies.

In general, the Company seeks lower costs from suppliers and enters into forward exchange contracts to mitigate short-term exchange rate exposures. However, there can be no assurance that such steps will be effective in limiting long-term foreign currency exposure.

Market Risk Factors

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. The Company has a policy that prohibits the use of currency derivatives or other financial instruments for trading or speculative purposes.

The Company enters into forward exchange contracts to hedge certain foreign currency exposures and minimize the effect of such fluctuations on reported earnings and cash flow (see "Foreign Currency Activity", Note 1 "Derivative Instruments" and "Fair Value of Financial Instruments" to the accompanying financial statements). At September 30, 2003, the Company's foreign currency exchange risks included a $1.8 million intercompany accounts receivable balance due from the Company's U.K. based subsidiary, which is short term and will be settled in fiscal 2004. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant.

At September 30, 2003, a 10% strengthening or weakening of the U.S. dollar versus the British Pound would result in a $181,000 decrease or increase, respectively, in the intercompany accounts receivable balance. Such foreign currency exchange risk at September 30, 2003 has been substantially hedged by forward exchange contracts.

At September 30, 2003, the Company had $1.9 million of outstanding floating rate bank debt which was covered by interest rate swap agreements that effectively convert the foregoing floating rate debt to stated fixed rates (see "Note 7. Long-Term Debt" to the accompanying financial statements). Thus, the Company has substantially no net interest rate exposures on these instruments. However, the Company had approximately $870,000 of floating rate bank debt that is subject to interest rate risk as it was not covered by interest rate swap agreements. The Company does not believe that a 10% fluctuation in interest rates would have a material effect on its consolidated financial position and results of operations.

Related Party Transactions

Refer to Item 13 and "Note 15. Related Party Transactions" to the accompanying financial statements.

Inflation

The impact of inflation on the Company has been minimal in recent years as the rate of inflation remains low. However, inflation continues to increase costs to the Company. As operating expenses and production costs increase, the Company seeks price increases to its customers to the extent permitted by market conditions.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements in this Report on Form 10-K and other statements made by the Company or its representatives that are not strictly historical facts including, without limitation, statements included herein under the captions "Results of Operations" and "Liquidity and Financial Condition" are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 that should be considered as subject to the many risks and uncertainties that exist in the Company's operations and business environment. The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the actual results, performance and/or achievements of the Company to differ materially from any future results, performance or achievements, express or implied, by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company also assumes no obligation to publicly update or revise its forward-looking statements or to advise of changes in the assumptions and factors on which they are based.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Part IV, Item 15, for an index to consolidated financial statements and financial statement schedules.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms.

Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Limitations on the Effectiveness of Controls

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

PART III

ITEM 10 - DIRECTORS AND OFFICERS OF THE REGISTRANT

The Officers and Directors of the Company are as follows:

Name	Age	Position
Kenneth M. Darby	57	Chairman of the Board, President and Chief Executive Officer
John M. Badke	44	Vice President, Finance and Chief Financial Officer
Peter A. Horn	48	Vice President, Operations
Bret M. McGowan	38	Vice President, Marketing
Yacov A. Pshtissky	52	Vice President, Technology and Development
John F. Whiteman, Jr.	45	Vice President, Sales
Joan L. Wolf	49	Executive Administrator and Corporate Secretary
Milton F. Gidge	74	Director
Peter F. Neumann	69	Director
W. Gregory Robertson	60	Director
Arthur D. Roche	65	Director

The business experience, principal occupations and employment, as well as period of service, of each of the officers and directors of the Company during at least the last five years are set forth below.

Kenneth M. Darby - Chairman of the Board, President and Chief Executive Officer. Mr. Darby has served as Chairman of the Board since April 1999, as Chief Executive Officer since April 1992 and as President since October 1991. He has served as a director since 1987. Mr. Darby also served as Chief Operating Officer and as Executive Vice President, Vice President, Finance and Treasurer of the Company. He joined the Company in 1978 as Controller after more than nine years at Peat Marwick Mitchell & Co., a public accounting firm. Mr. Darby's current term on the Board ends in May 2005.

John M. Badke - Vice President, Finance and Chief Financial Officer. Mr. Badke has been Chief Financial Officer since December 1999 and Vice President, Finance since October 1998. Previously, he served as Controller since joining the Company in 1992. Prior to joining the Company, Mr. Badke was Controller for NEK Cable, Inc. and an audit manager with the international accounting firms of Arthur Andersen & Co. and Peat Marwick Main & Co.

Peter A. Horn - Vice President, Operations. Mr. Horn has been Vice President, Operations since June 1999. From 1995 to 1999, he was Vice President, Compliance and Quality Assurance. Prior to that time, he served as Vice President in various capacities since his promotion in May 1990.

Bret M. McGowan - Vice President, Marketing. Mr. McGowan was promoted to Vice President, Marketing in October 2001. Previously, he served as Director of Marketing since 1998 and as Marketing Manager since 1994. He joined the Company in 1993 as a Marketing Specialist.

Yacov A. Pshtissky - Vice President, Technology and Development. Mr. Pshtissky has been Vice President, Technology and Development since May 1990. Mr. Pshtissky was Director of Electrical Product Development from March 1988 through April 1990.

John F. Whiteman, Jr. - Vice President, Sales. Mr. Whiteman joined the Company in December 2002 as Director of Sales and was promoted to Vice President, Sales in March 2003. Prior to joining the Company, Mr. Whiteman was Senior Vice President-Sales and Marketing for Sentry Technology Corporation, an electronic security products manufacturer with whom he was employed for 16 years.

Joan L. Wolf - Executive Administrator and Corporate Secretary. Ms. Wolf has been Executive Administrator since she joined the Company in 1990 and was appointed to the non-operating officer position of Corporate Secretary in May 2002.

Milton F. Gidge - Director. Mr. Gidge has been a director of the Company since 1987. He is a retired director and executive officer of Lincoln Savings Bank for which he served from 1976 to 1994 as Chairman, Credit Policy. He also served as a director of Interboro Mutual Indemnity Insurance Co., a general casualty insurance company, from 1980 to 2001 and as a director of Intervest Bancshares Corporation, a regional bank holding company, from 1988 to 2001. His current term on the Board ends in May 2004.

Peter F. Neumann - Director. Mr. Neumann has been a director of the Company since 1987. He is the retired President of Flynn-Neumann Agency, Inc., an insurance brokerage firm. Mr. Neumann's current term on the Board ends in May 2006.

W. Gregory Robertson - Director. Mr. Robertson has been a director of the Company since 1991. He is President of TM Capital Corporation, a financial services company which he founded in 1989. From 1985 to 1989, he was employed by Thomson McKinnon Securities, Inc. as head of investment banking and public finance. Mr. Robertson's current term on the Board ends in May 2004.

Arthur D. Roche - Director. Mr. Roche has been a director of the Company since 1992. He served as Executive Vice President and co-participant in the Office of the President of the Company from August 1993 until his retirement in November 1999. For the six months prior to that time, Mr. Roche provided consulting services to the Company. In October 1991, Mr. Roche retired as a partner of Arthur Andersen & Co., an international accounting firm which he joined in 1960. His current term on the Board ends in May 2005.

There are no family relationships between any director, executive officer, officer or person nominated or chosen by the Company to become a director or officer.

Audit Committee Financial Expert

The Board of Directors has determined that Arthur D. Roche, the Chairman of the Audit Committee of the Board of Directors, qualifies as an "Audit Committee Financial Expert", as defined by Securities and Exchange Commission Rules, based on his education, experience and background. Mr. Roche is independent as that term is used in Item 7(d)(3)(IV) of Schedule 14A under the Exchange Act.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all its employees, including its chief executive officer, chief financial and accounting officer, controller, and any persons performing similar functions. Such Code of Ethics is provided in Exhibit 14 and is published on the Company's internet website (www.vicon-cctv.com).

Compliance with Section 16(a) of the Exchange Act

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company during the year ended September 30, 2003 and certain written representations that no Form 5 is required, no person who, at any time during the year ended September 30, 2003 was a director, officer or beneficial owner of more than 10 percent of any class of equity securities of the Company registered pursuant to Section 12 of the Exchange Act failed to file on a timely basis, as disclosed in the above forms, reports required by Section 16(a) of the Exchange Act during the year ended September 30, 2003, except that all of the preceding listed directors and operating officers filed one late report on Form 4 as to a grant of stock options to such individuals.

ITEM 11 - EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to the Company during 2003, 2002 and 2001 by the Chief Executive Officer and the Company's most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 during any such year.

SUMMARY COMPENSATION TABLE

					Long-Term Compensation		
					Awards		Payouts
		Annual Compensation			Restricted	Securities	
Name and				All Other	Stock	Underlying	LTIP
Principal Position	Year	Salary ($)	Bonus ($)	Compensation	Award	Options	Payouts
Kenneth M. Darby	2003	$ 310,000	$ 75,000 (1)	$ 3,000 (2)	$ -	100,000	-
Chairman and	2002	310,000	75,000 (1)	3,000 (2)	-	-	-
Chief Executive Officer	2001	285,000	75,000 (1)	3,000 (2)	-	-	-
Henry B. Murray	2003	$ -	$ -	$ -	-	-	-
Executive Vice President	2002	-	-	-	-	-	-
	2001	184,615	-	87,179 (3)	-	-	-

(1) Represents cash bonus which was approved by the Board of Directors upon the recommendation of its Compensation Committee.

(2) Represents life insurance policy payment.

(3) Represents lump-sum severance payout pursuant to Mr. Murray's separation from the Company effective August 31, 2001.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
	No. of Options Granted	% of Total Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	5%	10%
Kenneth M. Darby	1,683	0.4%	2.80	11/07	$ 1,302	$ 2,877
	48,317	12.0%	2.80	11/08	$ 46,011	$104,383
	9,678	2.4%	3.95	8/08	$ 10,562	$ 23,339
	40,322	10.1%	3.95	8/09	$ 54,168	$122,888

Options granted in the year ended September 30, 2003 were issued under the following stock option plans: (1) the 1994 Non-Qualified Stock Option Plan; (2) the 1996 Incentive Stock Option Plan; (3) the 1996 Non-Qualified Stock Option Plan; (4) the 1999 Incentive Stock Option Plan; (5) the 2002 Incentive Stock Option Plan and (6) the 2002 Non-Qualified Stock Option Plan. The options granted under the first three above listed plans are exercisable as follows: up to 30% of the shares on the grant date, an additional 30% of the shares on the first anniversary of the grant date and the balance of the shares on the second anniversary of the grant date, except that no option is exercisable after the expiration of five years from the date of grant. The options granted under the last three above listed plans are exercisable as follows: up to 30% of the shares on the second anniversary of the grant date, an additional 30% of the shares on the third anniversary of the grant date, and the balance of the shares on the fourth anniversary of the grant date, except that no option is exercisable after the expiration of six years from the date of grant.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise	Value Realized (1)	At September 30, 2003	
			Number of Securities Underlying Unexercised Options	Value of Unexercised In-the-money Options (2)
			Exercisable/ Unexercisable	Exercisable/ Unexercisable
Kenneth M. Darby	-0-	-0-	15,905 / 105,634	$13,775 / $85,671

(1) Calculated based on the difference between the closing quoted market prices per share at the dates of exercise and the exercise prices.

(2) Calculated based on the difference between the closing quoted market price ($4.16) and the exercise price.

Employment Agreements

Mr. Darby is a party to an employment agreement with the Company that provides for an annual salary of $310,000 through fiscal year 2005. This agreement provides for payment in an amount up to three times his average annual compensation for the previous five years if there is a change in control of the Company. In addition, the agreement provides for a severance benefit of $620,000 upon its expiration, or earlier under certain occurrences.

Directors' Compensation and Term

Directors are compensated at an annual rate of $16,000 for regular Board meetings and $1,000 per committee meeting attended in person or by teleconference. The Chairman of the Audit Committee also receives an annual retainer of $8,000. Employee directors are not compensated for Board or committee meetings. Directors may not stand for reelection after age 70, except that any director may serve one additional three-year term after age 70 with the unanimous consent of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors consists of Messrs. Gidge, Neumann, Robertson and Roche, none of whom has ever been an officer of the Company except for Mr. Roche, who served as Executive Vice President from August 1993 until his retirement in November 1999.

Board Compensation Committee Report

The Compensation Committee's compensation policies applicable to the Company's officers for 2003 were to pay a competitive market price for the services of such officers, taking into account the overall performance and financial capabilities of the Company and the officer's individual level of performance.

Mr. Darby makes recommendations to the Compensation Committee as to the base salary and incentive compensation of all officers other than himself. The Committee reviews these recommendations with Mr. Darby and, after such review, determines compensation. In the case of Mr. Darby, the Compensation Committee makes its determination after direct negotiation with him. For each officer, the committee's determinations are based on its conclusions concerning each officer's performance and comparable compensation levels in the Long Island area for similarly situated officers at comparable companies. The overall level of performance of the Company is taken into account but is not specifically related to the base salary of these officers. Also, the Company has established an incentive compensation plan for certain officers, which provides for a specified bonus upon the Company's achievement of certain annual sales and profitability targets.

The Compensation Committee grants options to officers to link compensation to the performance of the Company. Options are exercisable in the future at the fair market value at the time of grant, so that an officer granted an option is rewarded by the increase in the price of the Company's stock. The committee grants options to officers based on significant contributions of such officer to the performance of the Company. In addition, in determining Mr. Darby's salary for service as Chief Executive Officer, the committee considers the responsibility assumed by him in formulating, implementing and managing the operational and strategic objectives of the Company.

This graph compares the return of $100 invested in the Company's stock on October 1, 1998, with the return on the same investment in the AMEX U.S. Market Index and the AMEX Technology Index.



300
250
200
150
100
50
0
DOLLARS
10/1/98
10/1/99
10/1/00
10/1/01
10/1/02
10/1/03
Vicon Industries, Inc.
AMEX U.S. Market Index
AMEX Technology Index

Performance Graph Data

Date	Vicon Industries, Inc.	AMEX U.S. Market Index	AMEX Technology Index
10/01/98	100	100	100
10/01/99	98	129	170
10/01/00	46	159	199
10/01/01	48	115	161
10/01/02	44	101	99
10/01/03	58	130	144

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following sets forth information as to each person, known to the Company to be a "beneficial owner" (as defined in regulations of the Securities and Exchange Commission) of more than five percent of the Company's Common Stock outstanding as of December 31, 2003 and the shares beneficially owned by the Company's Executive Officers and Directors and by all Executive Officers and Directors as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	% of Class
CBC Co., Ltd. and affiliates 2-15-13 Tsukishima Chuo-ku Tokyo, Japan 104	543,715	11.4%
Dimensional Fund Advisors 1299 Ocean Avenue Santa Monica, CA 90401	273,300 (7)	5.7%
Leviticus Partners, L.P. 30 Park Avenue, Suite 12F New York, NY 10016	240,000	5.0%

****

C/O Vicon Industries, Inc.		
Kenneth M. Darby	266,502 (2)	5.6%
Arthur D. Roche	156,601 (3)	3.3%
Peter F. Neumann	27,072 (4)	*
W. Gregory Robertson	23,847 (5)	*
Milton F. Gidge	23,698 (5)	*
Total all Executive Officers and Directors as a group (5 persons)	497,720 (6)	10.5%

* Less than 1%

(1) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment control over the shares of stock owned.
(2) Includes currently exercisable options to purchase 16,410 shares.
(3) Includes 50,000 shares held by Mr. Roche's wife, 15,000 shares held by their children and currently exercisable options to purchase 11,947 shares.
(4) Includes currently exercisable options to purchase 10,000 shares.
(5) Includes currently exercisable options to purchase 11,947 shares.
(6) Includes currently exercisable options to purchase 62,251 shares.
(7) Dimensional Fund Advisors had voting and investment control over 273,300 shares as investment advisor and manager for various mutual funds and other clients. These shares are beneficially owned by such mutual funds or other clients.

EQUITY COMPENSATION PLAN INFORMATION
at September 30, 2003

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	562,537	$3.34	85,179
Equity compensation plans not approved by security holders	-	-	-
Total	562,537	$3.34	85,179

EQUITY COMPENSATION GRANTS NOT APPROVED BY SECURITY HOLDERS

Through September 30, 2003, the Company had granted certain of its officers with deferred compensation benefits aggregating 97,337 shares of common stock currently held by the Company in treasury. Such shares vest upon retirement or, in the case of 70,647 shares, the expiration of one officer's employment agreement in October 2005. All shares vest earlier under certain occurrences including death, involuntary termination or a change in control of the Company.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company and CBC Company, Ltd. (CBC), a Japanese corporation which beneficially owns 11.4% of the outstanding shares of the Company, have been conducting business with each other for approximately twenty-four years. During this period, CBC has served as a lender, a product supplier and sourcing agent, and a private label reseller of the Company's products. CBC has also acted as the Company's sourcing agent for the purchase of certain video products. In fiscal 2003, the Company purchased approximately $832,000 of products and components from or through CBC. CBC competes with the Company in various markets, principally in the sale of video products and systems. Sales of all products to CBC were $370,000 in 2003. In fiscal 2003, the Company recognized $180,000 of revenues received from CBC pursuant to the completion of a contract to develop certain new product technology.

PART IV

ITEM 15 - EXHIBITS, FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) (1) Financial Statements

Included in Part IV, Item 15:

Independent Auditors' Report

Financial Statements:

Consolidated Statements of Operations, fiscal years ended September 30, 2003, 2002 and 2001

Consolidated Balance Sheets at September 30, 2003 and 2002

Consolidated Statements of Shareholders' Equity, fiscal years ended September 30, 2003, 2002 and 2001

Consolidated Statements of Cash Flows, fiscal years ended September 30, 2003, 2002 and 2001

Notes to Consolidated Financial Statements, fiscal years ended September 30, 2003, 2002 and 2001

(a) (2) Financial Statement Schedule

Included in Part IV, Item 15:

Schedule II - Valuation and Qualifying Accounts for the years ended September 30, 2003, 2002 and 2001

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable and, therefore, have been omitted.

15(a)(3) Exhibit Numbers	Exhibits Description	Exhibit Number or Incorporation by Reference to
3	(.1) Articles of Incorporation and By-Laws, as amended	Incorporated by reference to the 1985 Annual Report on Form 10-K; Form S-2 filed in Registration Statement No. 33-10435 and Exhibit A, B and C of the 1987 Proxy Statement
	(.2) Amendment of the Certificate of Incorporation dated May 7, 2002	Incorporated by reference to the 2002 Annual Report on Form 10-K
4	Instruments defining the rights of security holders	
	(.1) Rights Agreement dated December 4, 2001 between the Registrant and Computershare Investor Services	Incorporated by reference to the 2001 Annual Report on Form 10-K
10	Material Contracts	
	(.1) Employment Contract dated October 1, 2002 between the Registrant and Kenneth M. Darby	10.1
	(.2) 1994 Incentive Stock Option Plan	Incorporated by reference to the 1994 Annual Report on Form 10-K
	(.3) 1994 Non-Qualified Stock Option Plan for Outside Directors	Incorporated by reference to the 1994 Annual Report on Form 10-K
	(.4) 1996 Incentive Stock Option Plan	Incorporated by reference to the 1997 Annual Report on Form 10-K
	(.5) 1996 Non-Qualified Stock Option Plan for Outside Directors	Incorporated by reference to the 1997 Annual Report on Form 10-K

Exhibit Numbers	Description	Exhibit Number or Incorporation by Reference to
	(.6) Commercial fixed rate loan agreement between the Registrant and National Westminster Bank PLC dated April 8, 1997	Incorporated by reference to the June 30, 1997 filing on Form 10-Q
	(.7) Loan Agreement between the Registrant and The Dime Savings Bank of New York, FSB dated January 29, 1998	Incorporated by reference to the December 31, 1997 filing on Form 10-Q
	(.8) Mortgage Note between the Registrant and The Dime Savings Bank of New York, FSB dated January 29, 1998	Incorporated by reference to the December 31, 1997 filing on Form 10-Q
	(.9) Mortgage and Security Agreement in the amount of $2,512,000 between the Registrant and The Dime Savings Bank of New York, FSB dated January 29, 1998	Incorporated by reference to the December 31, 1997 filing on Form 10-Q
	(.10) Interest rate master swap agreement between the Registrant and KeyBank National Association dated December 11, 1997	Incorporated by reference to the December 31, 1997 filing on Form 10-Q
	(.11) Schedule to the master agreement between the Registrant and KeyBank National Association dated December 11, 1997	Incorporated by reference to the December 31, 1997 filing on Form 10-Q
	(.12) Swap transaction confirmation with a notional amount of $2,512,000 between the Registrant and KeyBank National Association dated December 30, 1997	Incorporated by reference to the December 31, 1997 filing on Form 10-Q
	(.13) Advice of borrowing terms between the Registrant and National Westminster Bank PLC dated April 22, 2003	Incorporated by reference to the March 31, 2003 filing on Form 10-Q
	(.14) Credit Agreement between the Registrant and The Dime Savings Bank of New York, FSB dated July 20, 1998	Incorporated by reference to the June 30, 1998 filing on Form 10-Q

Exhibit Numbers	Description	Exhibit Number or Incorporation by Reference to
	(.15) Loan Agreement between the Registrant and The Dime Savings Bank of New York, FSB dated October 12, 1999	Incorporated by reference to the 1999 Annual Report on Form 10-K
	(.16) Mortgage Note between the Registrant and The Dime Savings Bank of New York, FSB dated October 12, 1999	Incorporated by reference to the 1999 Annual Report on Form 10-K
	(.17) Mortgage and Security Agreement in the amount of $1,200,000 between the Registrant and The Dime Savings Bank of New York, FSB dated October 12, 1999	Incorporated by reference to the 1999 Annual Report on Form 10-K
	(.18) Amendment No. 1 to the Credit Agreement between the Registrant and Washington Mutual Bank, FA dated February 12, 2002	Incorporated by reference to the December 31, 2001 filing on Form 10-Q
	(.19) Security Agreement between the Registrant and Washington Mutual Bank, FA dated February 12, 2002	Incorporated by reference to the December 31, 2001 filing on Form 10-Q
	(.20) Amendment No. 2 to the Credit Agreement between the Registrant and Washington Mutual Bank, FA dated September 30, 2002	Incorporated by reference to the 2002 Annual Report on Form 10-K
	(.21) 1999 Incentive Stock Option Plan	Incorporated by reference to the 1999 Annual Report on Form 10-K
	(.22) 1999 Non-Qualified Stock Option Plan	Incorporated by reference to the 1999 Annual Report on Form 10-K
	(.23) 2002 Incentive Stock Option Plan	Incorporated by reference to the 2002 Annual Report on Form 10-K
	(.24) 2002 Non-Qualified Stock Option Plan	Incorporated by reference to the 2002 Annual Report on Form 10-K
14	Code of Ethics	14

Exhibit Numbers	Description	Exhibit Number or Incorporation by Reference to
21	Subsidiaries of the Registrant	Incorporated by reference to the Notes to the Consolidated Financial Statements
23	Independent Auditors' Consent	23
31	Rule 13a-14(a)/15d-14(a) Certifications	
	(.1) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	31.1
	(.2) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	31.2
32	Section 1350 Certifications	
	(.1) Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	32.1
	(.2) Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	32.2

No other exhibits are required to be filed.

15(b) - REPORTS ON FORM 8-K

On August 14, 2003, the Company filed a Current Report on Form 8-K filing its August 14, 2003 press release announcing the Company's June 30, 2003 financial results.

Other Matters - Form S-8 and S-2 Undertaking

For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into registrant's Registration Statements on Form S-8 Nos. 33-7892 (filed June 30, 1986), 33-34349 (filed April 1, 1990), 33-90038 (filed February 24, 1995), 333-30097 (filed June 26, 1997) and 333-71410 (filed October 11, 2001) and on Form S-2 No. 333-46841 (effective May 1, 1998):

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Independent Auditors' Report

The Board of Directors and Shareholders
Vicon Industries, Inc.:

We have audited the consolidated financial statements of Vicon Industries, Inc. and subsidiaries (the "Company") as listed in Part IV, item 15(a)(1). In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in Part IV, item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vicon Industries, Inc. and subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective October 1, 2002.

/s/ KPMG LLP

Melville, New York
January 14, 2004

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Fiscal Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Net sales	$ 51,953,650	$ 54,168,110	$ 65,364,558
Cost of sales	32,862,590	35,950,038	43,678,775
Gross profit	19,091,060	18,218,072	21,685,783
Operating expenses:			
Selling , general and administrative expense	15,889,164	16,027,461	17,998,931
Engineering and development expense	4,879,294	4,370,230	4,105,282
	20,768,458	20,397,691	22,104,213
Operating loss	(1,677,398)	(2,179,619)	(418,430)
Other expense (income):			
Interest expense	240,843	339,587	497,597
Interest and other income	(179,716)	(170,178)	(200,596)
Gain on sale of securities	-	-	(3,022,579)
Income (loss) before income taxes	(1,738,525)	(2,349,028)	2,307,148
Income tax expense (benefit)	1,763,023	(770,000)	810,000
Income (loss) before cumulative effect of a change in accounting principle	(3,501,548)	(1,579,028)	1,497,148
Cumulative effect of a change in accounting principle (Note 3)	(1,372,606)	-	-
Net income (loss)	$ (4,874,154)	$ (1,579,028)	$ 1,497,148
Basic and diluted earnings (loss) per share:			
Income (loss) before cumulative effect of a change in accounting principle	$ (.75)	$ (.34)	$ .32
Cumulative effect of a change in accounting principle	(.30)	-	-
Net income (loss)	$ (1.05)	$ (.34)	$ .32

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2003 and 2002

ASSETS	2003	2002
Current Assets:		
Cash and cash equivalents	$ 4,836,148	$ 9,771,804
Marketable securities	3,325,773	-
Accounts receivable (less allowance of $1,135,000 in 2003 and $1,077,000 in 2002)	11,056,300	10,400,990
Inventories:		
Parts, components and materials	2,071,092	2,802,779
Work-in-process	2,881,592	1,275,057
Finished products	7,141,470	9,470,823
	12,094,154	13,548,659
Recoverable income taxes	2,052,662	1,712,728
Deferred income taxes	-	673,574
Prepaid expenses and other current assets	701,779	496,399
Total current assets	34,066,816	36,604,154
Property, plant and equipment:		
Land	1,197,100	1,180,448
Buildings and improvements	5,620,495	5,509,211
Machinery, equipment and vehicles	10,854,652	10,307,470
	17,672,247	16,997,129
Less accumulated depreciation and amortization	10,386,406	9,331,102
	7,285,841	7,666,027
Goodwill	-	1,372,606
Deferred income taxes	-	1,283,784
Other assets	540,407	499,918
Total assets	$41,893,064	$47,426,489
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt	$ 325,294	$ 1,304,227
Accounts payable	2,527,946	2,384,012
Accrued compensation and employee benefits	2,023,087	1,837,519
Accrued expenses	2,524,858	1,596,288
Unearned service revenue	1,238,944	1,514,121
Income taxes payable	94,174	140,741
Total current liabilities	8,734,303	8,776,908
Long-term debt	2,732,275	3,040,061
Unearned service revenue	547,871	1,267,337
Other long-term liabilities	643,884	803,476
Commitments and contingencies - Note 13		
Shareholders' equity:		
Common stock, par value $.01 per share authorized - 25,000,000 shares issued - 4,832,576 and 4,823,979 shares	48,326	48,239
Capital in excess of par value	22,439,637	21,760,002
Retained earnings	7,856,260	12,730,414
	30,344,223	34,538,655
Treasury stock at cost, 218,917 shares in 2003 and 172,417 shares in 2002	(980,199)	(842,024)
Accumulated other comprehensive income (loss)	91,700	(157,924)
Deferred compensation	(220,993)	-
Total shareholders' equity	29,234,731	33,538,707
Total liabilities and shareholders' equity	$41,893,064	$47,426,489

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Fiscal Years Ended September 30, 2003, 2002, and 2001

	Shares	Common Stock	Capital in excess of par value	Retained earnings	Treasury Stock	Accumulated other comprehensive income	Deferred compensation	Total share-holders' equity
Balance September 30, 2000	4,710,635	$ 47,106	$ 21,444,638	$ 12,812,294	$ (555,097)	$ 1,249,442	$ -	$ 34,998,383
Comprehensive income:								
Net income	-	-	-	1,497,148	-	-	-	1,497,148
Foreign currency translation adjustment	-	-	-	-	-	113,344	-	113,344
Reclassification adjustment for gains on securities included in net income	-	-	-	-	-	(1,554,962)	-	(1,554,962)
Unrealized loss on derivatives	-	-	-	-	-	(175,903)	-	(175,903)
Total comprehensive income	-	-	-	-	-	-	-	(120,373)
Repurchases of common stock	-	-	-	-	(30,966)	-	-	(30,966)
Exercise of stock options	45,897	459	83,077	-	(47,359)	-	-	36,177
Tax benefit from exercise of stock options	-	-	14,826	-	-	-	-	14,826
Balance September 30, 2001	4,756,532	47,565	21,542,541	14,309,442	(633,422)	(368,079)	-	34,898,047
Comprehensive income:								
Net loss	-	-	-	(1,579,028)	-	-	-	(1,579,028)
Foreign currency translation adjustment	-	-	-	-	-	234,973	-	234,973
Unrealized loss on derivatives	-	-	-	-	-	(24,818)	-	(24,818)
Total comprehensive income	-	-	-	-	-	-	-	(1,368,873)
Repurchases of common stock	-	-	-	-	(57,192)	-	-	(57,192)
Exercise of stock options	67,447	674	193,627	-	(151,410)	-	-	42,891
Tax benefit from exercise of stock options	-	-	23,834	-	-	-	-	23,834
Balance September 30, 2002	4,823,979	48,239	21,760,002	12,730,414	(842,024)	(157,924)	-	33,538,707
Comprehensive income:								
Net loss	-	-	-	(4,874,154)	-	-	-	(4,874,154)
Foreign currency translation adjustment	-	-	-	-	-	272,188	-	272,188
Unrealized loss on derivatives	-	-	-	-	-	(16,009)	-	(16,009)
Unrealized loss on marketable securities	-	-	-	-	-	(6,555)	-	(6,555)
Total comprehensive income	-	-	-	-	-	-	-	(4,624,530)
Repurchases of common stock	-	-	-	-	(138,175)	-	-	(138,175)
Exercise of stock options	8,597	87	26,001	-	-	-	-	26,088
Stock-based compensation	-	-	43,345	-	-	-	-	43,345
Deferred compensation awards	-	-	610,289	-	-	-	(220,993)	389,296
Balance September 30, 2003	4,832,576	$ 48,326	$ 22,439,637	$ 7,856,260	$ (980,199)	$ 91,700	$ (220,993)	$ 29,234,731

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$(4,874,154)	$(1,579,028)	$ 1,497,148
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	1,133,110	1,039,072	1,062,167
Goodwill amortization	-	198,452	193,543
Stock compensation expense	43,345	-	-
Deferred income taxes	1,853,957	842,423	16,710
Gain on sale of securities	-	-	(3,022,579)
Cumulative effect of a change in accounting principle	1,372,606	-	-
Change in assets and liabilities:			
Accounts receivable	(431,820)	1,249,601	5,703,378
Inventories	1,563,024	3,677,449	1,594,450
Recoverable income taxes	(339,934)	(1,712,728)	-
Prepaid expenses and other current assets	(197,284)	76,946	331,955
Other assets	(40,489)	31,742	(65,070)
Accounts payable	111,802	(10,842)	(566,837)
Accrued compensation and employee benefits	173,842	41,304	(107,988)
Accrued expenses	904,714	(650,517)	509,229
Unearned service revenue	(994,643)	(847,466)	782,756
Income taxes payable	(51,981)	(322,795)	157,723
Other liabilities	317,096	(117,482)	(60,939)
Net cash provided by operating activities	543,191	1,916,131	8,025,646
Cash flows from investing activities:			
Capital expenditures	(674,429)	(477,041)	(689,427)
Purchases of marketable securities	(3,332,328)	-	-
Proceeds from sale of securities	-	-	3,289,813
Acquisition, net of cash acquired	-	-	(124,923)
Net cash provided by (used in) investing activities	(4,006,757)	(477,041)	2,475,463
Cash flows from financing activities:			
Repayments of U.S. term loan	(825,000)	(900,000)	(900,000)
Decrease in borrowings under short-term revolving credit agreement	-	-	(127,655)
Repayments of long-term debt	(479,346)	(421,453)	(360,605)
Decrease in borrowings under U.S. bank credit agreement	-	-	(1,500,000)
Proceeds from exercise of stock options	26,088	42,891	51,004
Repurchases of common stock	(138,175)	(57,192)	(30,966)
Net cash used in financing activities	(1,416,433)	(1,335,754)	(2,868,222)
Effect of exchange rate changes on cash	(55,657)	(126,680)	47,143
Net increase (decrease) in cash	(4,935,656)	(23,344)	7,680,030
Cash at beginning of year	9,771,804	9,795,148	2,115,118
Cash at end of year	$ 4,836,148	$ 9,771,804	$ 9,795,148
Cash paid during the fiscal year for:			
Income taxes	$ 328,566	$ 676,857	$ 435,566
Interest	$ 245,892	$ 356,022	$ 512,354

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fiscal Years ended September 30, 2003, 2002, and 2001

NOTE 1. Summary of Significant Accounting Policies

Nature of Business

The Company designs, manufactures, assembles and markets video systems and system components for use in security, surveillance, safety and control purposes by end users. The Company markets its products worldwide primarily to installing dealers, systems integrators, government entities and distributors.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Vicon Industries, Inc. (the Company) and its wholly owned subsidiaries: Vicon Industries, Limited; TeleSite U.S.A., Inc. and subsidiary (Vicon Systems Ltd.); Vicon Industries Foreign Sales Corp.; and its majority owned (60%) subsidiary, Vicon Industries (H.K.) Ltd., after elimination of intercompany accounts and transactions.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. As it relates to product sales, revenue is generally recognized when products are sold and title is passed to the customer. Shipping and handling costs are included in cost of sales. Advance service billings under a national supply contract with one customer are deferred and recognized as revenues on a pro rata basis over the term of the service agreement. Pursuant to the adoption of EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables", effective July 1, 2003, the Company evaluates multiple-element revenue arrangements for separate units of accounting, and follows appropriate revenue recognition policies for each separate unit. Elements are considered separate units of accounting provided that (i) the delivered item has stand-alone value to the customer, (ii) there is objective and reliable evidence of the fair value of the delivered item, and (iii) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially within the control of the Company. As applied to the Company, under arrangements involving the sale of product and the provision of services, product sales are recognized as revenue when the products are sold and title is passed to the customer, and service revenue is recognized as services are performed. For products that include more than incidental software, and for separate licenses of the Company's software products, the Company recognizes revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition", as amended.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and amounts invested in highly liquid money market funds.

Marketable Securities

Marketable securities consist of mutual fund investments in U.S. government debt securities. Such securities are stated at market value and are classified as available-for-sale under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, with unrealized gains and losses reported in other comprehensive income as a component of shareholders' equity. The cost of such securities at September 30, 2003 was $3,332,328, with $6,555 of unrealized losses reported for fiscal 2003.

Inventories

Inventories are valued at the lower of cost (on a moving average basis which approximates a first-in, first-out method) or market. When it is determined that a product or product line will be sold below carrying cost, affected on hand inventories are written down to their estimated net realizable values.

Long-Lived Assets

Property, plant, and equipment are recorded at cost. Depreciation and amortization of assets under capital leases, is computed by the straight-line method over the estimated useful lives of the related assets. Machinery, equipment and vehicles are being depreciated over periods ranging from 2 to 10 years. The Company's buildings are being depreciated over periods ranging from 25 to 40 years and leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease term.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill

Goodwill represented the excess of the purchase price over the fair value assigned to net assets acquired in connection with the Company's acquisition of TeleSite U.S.A., Inc. in fiscal 1999. Prior to October 1, 2002, such amount was being amortized on a straight-line basis over 10 years with accumulated amortization amounting to $634,322 as of September 30, 2002. On October 1, 2002, the Company adopted SFAS No. 142 and, accordingly, had discontinued amortization of goodwill as of that date. In fiscal 2003, the Company recognized an impairment charge against its entire goodwill balance of approximately $1.4 million (primarily resulting from a change in measurement from undiscounted to discounted cash flows), as a cumulative effect of a change in accounting principle. See Note 3 for further discussion of goodwill.

Engineering and Development

Product engineering and development costs are charged to expense as incurred, and amounted to approximately $4,900,000, $4,400,000 and $4,100,000 in fiscal 2003, 2002, and 2001, respectively.

Earnings Per Share

Basic EPS is computed based on the weighted average number of common shares outstanding. Diluted EPS reflects the maximum dilution that would have resulted from the exercise of stock options, warrants and incremental shares issuable under a deferred compensation agreement (see Note 12). In periods when losses are incurred, the effects of these securities would be antidilutive and, therefore, excluded from the computation of diluted EPS.

Foreign Currency Translation

The Company translates the financial statements of its foreign subsidiaries by applying the current rate method under which assets and liabilities are translated at the exchange rate on the balance sheet date, while revenues, costs, and expenses are translated at the average exchange rate for the reporting period. The resulting cumulative translation adjustment of $315,000 and $43,000 at September 30, 2003 and 2002, respectively, is recorded as a component of shareholders' equity in accumulated other comprehensive income.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. Deferred U.S. income taxes are not provided on undistributed earnings of foreign subsidiaries as the Company intends to reinvest such earnings indefinitely. In fiscal 2003, the Company recognized a valuation allowance against its entire net deferred tax asset balance due to the uncertainty of future realization (see Note 6 for further discussion).

Product Warranties

The Company provides for the estimated cost of product warranties at the time revenue is recognized (see Note 5). While the Company engages in product quality programs and processes, including monitoring and evaluating the quality of its component suppliers, its warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from its estimates, revisions to the estimated warranty liability may be required.

Derivative Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", establishes accounting and reporting standards for derivative instruments as either assets or liabilities in the statement of financial position based on their fair values. Changes in the fair values are required to be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as effective cash flow hedges, changes in fair values are recognized in other comprehensive income. Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings.

The Company does not use derivative instruments for speculative or trading purposes. Derivative instruments are primarily used to manage exposures related to transactions with the Company's Europe and Israel based subsidiaries and interest rate risk on certain variable rate bank indebtedness. To accomplish this, the Company uses certain contracts, primarily foreign currency forward contracts ("forwards") and interest rate swaps, which minimize cash flow risks from changes in foreign currency exchange rates and interest rates, respectively. These derivatives have been designated as cash flow hedges for accounting purposes.

As of September 30, 2003, the Company had interest rate swaps and currency forwards outstanding with notional amounts aggregating $1.9 million and $1.6 million, respectively, whose aggregate fair value was a liability of approximately $217,000. The change in the fair value of these derivatives for the year ended September 30, 2003, is reflected in other comprehensive income in the accompanying statement of shareholders' equity, net of tax. The forwards have maturities of less than one year and require the Company to exchange currencies at specified dates and rates. The interest rate swaps mature in the same amounts and over the same periods as the related debt. The Company considers the credit risk related to the interest rate swaps and the forwards to be low because such instruments are entered into with financial institutions having high credit ratings and are generally settled on a net basis. There were no gains or losses recognized in operations due to hedge ineffectiveness during the three-year period ended September 30, 2003. The Company does not expect the amounts that are currently classified in accumulated other comprehensive income (loss) that are expected to be recognized in operations in the next fiscal year to be material.

Fair Value of Financial Instruments

The carrying amounts for trade accounts and other receivables, accounts payable and accrued expenses approximate fair value due to the short-term maturity of these instruments. The carrying amounts of the Company's long-term debt instruments approximate fair value. The Company's interest rate swap agreements are carried at their fair market values (which was a liability of approximately $238,000 at September 30, 2003). This value represents the estimated amount the Company would need to pay if such agreements were terminated before maturity, principally resulting from market interest rate decreases. The fair value of the Company's foreign currency forward exchange contracts is estimated by obtaining quoted market prices. The contracted exchange rates on committed forward exchange contracts was approximately $21,000 more favorable than the market rates for similar term contracts at September 30, 2003.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Accounting for Stock-Based Compensation

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its employee stock-based compensation. Under APB No. 25, compensation expense would be recorded if, on the date of grant, the market price of the underlying stock exceeded its exercise price. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of FASB Statement No. 123" ("SFAS No. 148"), the Company has retained the accounting prescribed by APB No. 25 and has presented the disclosure information prescribed by SFAS No. 123 and SFAS No. 148 below.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of this Statement. The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001:

	2003	2002	2001
Risk-free interest rate	2.7%	2.5%	4.0%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor	68.0%	68.8%	66.9%
Weighted average expected life	4 years	4 years	4 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

In the Company's consolidated financial statements, no compensation expense has been recognized for stock option grants issued under any of the Company's stock option plans. Had compensation expense for stock option grants issued been determined under the fair value method of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share (EPS) for the fiscal years ended September 30, 2003, 2002 and 2001 would have been:

	2003	2002	2001
Reported net income (loss)	$(4,874,154)	$(1,579,028)	$ 1,497,148
Stock-based compensation cost, net of tax	(351,138)	(96,796)	(72,885)
Pro forma net income (loss)	$(5,225,292)	$(1,675,824)	$ 1,424,263
Reported basic and diluted EPS	$(1.05)	$(.34)	$.32
Pro forma basic and diluted EPS	$(1.13)	$(.36)	$.31
Weighted average fair value of options granted	$1.79	$1.62	$1.30

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, provisions for doubtful accounts receivable, net realizable value of inventory, warranty obligations and assessments of the recoverability of the Company's deferred tax assets and long-lived assets (including goodwill). Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) finalized its tentative consensus on EITF Issue 00-21 (EITF 00-21), "Revenue Arrangements with Multiple Deliverables", which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 on July 1, 2003 did not have an impact on the results of operations or financial position of the Company.

In August 2003, the Emerging Issues Task Force reached consensus on EITF Issue No. 03-5 ("EITF 03-5"), "Applicability of AICPA Statement of Position 97-2, "Software Revenue Recognition," to Non-Software Deliverables in an Arrangement Containing More-than-Incidental Software". EITF 03-5, which became effective for the Company on October 1, 2003, provides guidance on determining whether non-software deliverables are included within the scope of SOP 97-2 and, accordingly, whether multiple element arrangements are to be accounted for in accordance with EITF Issue No. 00-21 or SOP 97-2. The Company does not believe that the provisions of EITF 03-5 will have a material impact on its results of operations or financial position.

NOTE 2. Sale of Marketable Securities

During fiscal year 2001, the Company realized gains of approximately $3,023,000 from the sale of its remaining minority ownership interest in Chun Shin Electronics, Inc. (CSE), a South Korean company which, among other things, manufactures certain of the Company's proprietary products.

NOTE 3. Goodwill

The Company adopted SFAS No. 142 on October 1, 2002 and, accordingly, discontinued amortization of goodwill as of that date. In the second quarter ended March 31, 2003, the Company completed the transitional goodwill impairment testing required under SFAS No. 142. In accordance with SFAS No. 142, such testing included a comparison of the fair value of each of the Company's reporting units to the carrying amounts of each unit's net assets, and a determination of the implied fair value of each reporting unit's goodwill. Based upon an independent valuation conducted as of October 1, 2002, and the results of the transitional impairment testing, the Company recognized an impairment charge of approximately $1.4 million (primarily resulting from a change in measurement from undiscounted to discounted cash flows), as a cumulative effect of a change in accounting principle in 2003.

The following table presents net income (loss) and earnings (loss) per share data, adjusted to exclude amortization expense for periods prior to the adoption of SFAS No. 142:

	2003	2002	2001
Reported net income (loss)	$(4,874,154)	$(1,579,028)	$ 1,497,148
Add back: goodwill amortization	-	198,452	193,543
Adjusted net income (loss)	$(4,874,154)	$(1,380,576)	$ 1,690,691
Basic and diluted earnings (loss) per share:			
Reported earnings (loss) per share	$(1.05)	$(.34)	$.32
Goodwill amortization	-	.04	.04
Adjusted earnings (loss) per share	$(1.05)	$(.30)	$.36

NOTE 4. Short-Term Borrowings

The Company's European based subsidiary maintains a bank overdraft facility that provides for maximum borrowings of 1 million Pounds Sterling ($1,660,000) and is secured by all the assets of the subsidiary. This facility expires in March 2004. At September 30, 2003 and 2002, there were no outstanding borrowings under this facility. During fiscal 2003, there were no borrowings under this agreement, while maximum borrowings during 2002 amounted to approximately $915,000. The weighted-average interest rate on borrowings during 2002 was 4.05%.

NOTE 5. Accrued Warranty Obligation

The Company recognizes the estimated cost associated with its standard warranty on products at the time of sale. The estimate is based on historical warranty claim cost experience. The following is a summary of the changes in the Company's accrued warranty obligation (which is included in accrued expenses) for the year ended September 30, 2003:

Beginning balance as of September 30, 2002	$ 190,000
Deduct: Expenditures	(261,000)
Add: Provision	396,000
Ending balance as of September 30, 2003	$ 325,000

NOTE 6. Income Taxes

The components of income tax expense (benefit) for the fiscal years indicated are as follows:

	2003	2002	2001
Federal:			
Current	$ (339,934)	$ (1,713,000)	$ 353,000
Deferred	1,853,957	729,000	43,000
	1,514,023	(984,000)	396,000
State	-	(179,000)	(19,000)
Foreign	249,000	393,000	433,000
Total income tax expense (benefit)	$ 1,763,023	$ (770,000)	$ 810,000

A reconciliation of the U.S. statutory tax rate to the Company's effective tax rate follows:

	2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. statutory tax	$ (591,000)	(34.0)%	$ (799,000)	(34.0)%	$ 784,000	34.0%
Increase in valuation allowance	2,436,000	140.1	-	-	-	-
Prior year loss carryback refund	(115,000)	(6.6)	-	-	-	-
State tax, net of federal benefit	-	-	(56,000)	(2.4)	-	-
Goodwill amortization	-	-	67,000	2.8	65,000	2.8
Other	33,000	1.9	18,000	0.8	(39,000)	(1.7)
Effective tax rate	$ 1,763,000	101.4%	$ (770,000)	(32.8)%	$ 810,000	35.1%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at September 30, 2003 and 2002 are presented below:

	2003	2002
Deferred tax assets:		
Inventories	$ 554,000	$ 247,000
Deferred compensation accruals	152,000	161,000
Severance accruals	81,000	-
Warranty accrual	119,000	65,000
Depreciation	178,000	99,000
Allowance for doubtful accounts receivable	329,000	469,000
Unearned service revenue	627,000	886,000
Net operating loss carryforwards	339,000	-
Unrealized loss on derivatives	79,000	113,000
Other	146,000	60,000
Gross deferred tax assets	2,604,000	2,100,000
Deferred tax liabilities:		
Cash surrender value of officers' life insurance	101,000	83,000
Other	67,000	60,000
Gross deferred tax liabilities	168,000	143,000
Total deferred tax assets and liabilities	2,436,000	1,957,000
Less valuation allowance	(2,436,000)	-
Net deferred tax assets and liabilities	$ -	$ 1,957,000

In 2003, the Company recognized a $1.9 million charge to provide a valuation allowance against its deferred tax assets due to the uncertainty of future realization. The establishment of such valuation allowance was determined to be appropriate during that period due to updated judgments of future results in light of the Company's operating losses in current and recent years and the inherent uncertainties of predicting future operating results in periods over which such net tax differences become deductible. Income tax expense for 2003 includes the recognition of an available tax effected net operating loss carryback of $225,000.

For income tax purposes, the Company had a tax effected net operating loss carryback of approximately $2.1 million at September 30, 2003, which was included in recoverable income taxes. Subsequent to year-end, the Company received a refund of previously paid taxes totaling $1.8 million under a carryback claim filed during 2003.

Pretax domestic income (loss) amounted to approximately $(2,458,000), $(3,245,000) and $1,182,000 in fiscal years 2003, 2002 and 2001, respectively. Pretax foreign income amounted to approximately $719,000, $896,000 and $1,125,000 in fiscal years 2003, 2002 and 2001, respectively.

NOTE 7. Long-Term Debt

Long-term debt is comprised of the following at September 30, 2003 and 2002:

	2003	2002
U.S. bank term loan	$ -	$ 825,000
U.S. bank mortgage loans	2,743,331	3,123,597
U.K. bank term loan	297,416	359,789
Other	16,822	35,902
	3,057,569	4,344,288
Less current maturities	325,294	1,304,227
	$ 2,732,275	$ 3,040,061

The Company has a $5 million secured revolving credit facility with a bank that expires in July 2004. Borrowings under this facility bear interest at the bank's prime rate or, at the Company's option, LIBOR plus 190 basis points (4.00% and 3.06%, respectively, at September 30, 2003). The credit agreement includes a provision that waives the Company's obligation to comply with all financial covenants contained in the agreements so long as there are no outstanding borrowings under the revolving credit facility and the Company maintains certain compensating balances. At September 30, 2003 and 2002, there were no outstanding borrowings under this facility. The Company also had a $4.5 million five-year term loan that was repaid in equal monthly installments through July 2003.

In January 1998, the Company entered into an aggregate $2.9 million mortgage and term loan agreement with a bank to finance the purchase of its principal operating facility. Such agreement includes a $2,512,000 ten-year mortgage loan payable in monthly installments through January 2008, with a $1,188,000 payment due at the end of the term. The agreement also provided a $388,000 five-year term loan that was repaid in monthly installments through January 2003 with a $138,500 payment that was made at the end of the term in February 2003. The mortgage loan bears interest at the bank's prime rate minus 1.35% and is secured by all the assets of the Company. At the same time, the Company entered into interest rate swap agreements with the same bank at the time to effectively convert the foregoing floating rate long-term loans to fixed rate loans. Subsequently, such bank sold its local operations, including the Company's loans, to another bank while retaining the Company's interest rate swap agreements. These agreements effectively fix the Company's interest rate on its $2,512,000 mortgage loan at 7.79%. The interest rate swap agreement matures in the same amounts and over the same periods as the related mortgage loan.

In October 1999, the Company entered into a $1.2 million mortgage loan agreement with its bank to finance the expansion of its principal operating facility. The loan is payable in equal monthly principal installments through January 2008, with a $460,000 payment due at the end of the term. The loan bears interest at the bank's prime rate minus 160 basis points (2.40% and 3.15% at September 30, 2003 and 2002, respectively) or, at the Company's option, LIBOR plus 100 basis points (2.16% and 2.81% at September 30, 2003 and 2002, respectively).

In April 1997, the Company's Europe based subsidiary entered into a ten-year 500,000 pound sterling (approximately $830,000) bank term loan. The term loan is payable in equal monthly installments with interest at a fixed rate of 9%. The loan is secured by a first mortgage on the subsidiary's property and contains restrictive covenants that, among other things, require the subsidiary to maintain certain levels of net worth, earnings and debt service coverage.

Current and long-term debt maturing in each of the fiscal years subsequent to September 30, 2003 approximates $325,000 in 2004, $334,000 in 2005, $340,000 in 2006, $318,000 in 2007 and $1,741,000 in 2008.

NOTE 8. Other Comprehensive Income (Loss)

The accumulated other comprehensive income (loss) balances at September 30, 2003 and 2002 consisted of the following:

	2003	2002
Foreign currency translation adjustment	$ 314,985	$ 42,797
Unrealized loss on derivatives	(216,730)	(200,721)
Unrealized loss on securities	(6,555)	-
Accumulated other comprehensive income (loss)	$ 91,700	$ (157,924)

NOTE 9. Segment and Related Information

The Company operates in one industry which encompasses the design, manufacture, assembly and marketing of video systems and system components for the electronic protection segment of the security industry. The Company manages its business segments primarily on a geographic basis. The Company's principal reportable segments are comprised of its United States (U.S.) and United Kingdom (Europe) based operations. Its U.S. based operations consist of Vicon Industries, Inc., the Company's corporate headquarters and principal operating entity. Its Europe based operations consist of Vicon Industries Limited, a wholly owned subsidiary which markets and distributes the Company's products principally within Europe. Other segments include the operations of Vicon Industries (H.K.), Ltd., a Hong Kong based majority owned subsidiary which markets and distributes the Company's products principally within Hong Kong and mainland China and TeleSite U.S.A., Inc. and subsidiary, a U.S. and Israeli based developer and producer of digital video systems.

The Company evaluates performance and allocates resources based on, among other things, the net profit for each segment, which excludes intersegment sales and profits. Segment information for the fiscal years ended September 30, 2003, 2002 and 2001 is as follows:

2003	U.S.	Europe	Other	Consolidating	Totals
Net sales to external customers	$ 34,745,000	$ 15,486,000	$ 1,723,000	$ -	$ 51,954,000
Intersegment net sales	6,043,000	-	3,870,000	(9,913,000)	-
Net income (loss)	(4,880,000)	471,000	(346,000)	(119,000)	(4,874,000)
Interest expense	204,000	158,000	7,000	(128,000)	241,000
Interest income	282,000	21,000	-	(123,000)	180,000
Depreciation and amortization	744,000	169,000	220,000	-	1,133,000
Total assets	32,007,000	8,594,000	5,033,000	(3,741,000)	41,893,000
Capital expenditures	$ 459,000	$ 132,000	$ 83,000	$ -	$ 674,000

2002	U.S.	Europe	Other	Consolidating	Totals
Net sales to external customers	$ 38,726,000	$ 13,078,000	$ 2,364,000	$ -	$ 54,168,000
Intersegment net sales	6,432,000	-	403,000	(6,835,000)	-
Net income (loss)	(1,155,000)	593,000	(649,000)	(368,000)	(1,579,000)
Interest expense	263,000	218,000	24,000	(165,000)	340,000
Interest income	355,000	-	-	(185,000)	170,000
Depreciation and amortization	760,000	103,000	176,000	199,000	1,238,000
Total assets	40,785,000	7,196,000	3,278,000	(3,833,000)	47,426,000
Capital expenditures	$ 293,000	$ 21,000	$ 163,000	$ -	$ 477,000

2001	U.S.	Europe	Other	Consolidating	Totals
Net sales to external customers	$ 47,409,000	$ 14,572,000	$ 3,384,000	$ -	$ 65,365,000
Intersegment net sales	8,160,000	-	736,000	(8,896,000)	-
Net income (loss)	1,749,000	979,000	(1,041,000)	(190,000)	1,497,000
Interest expense	440,000	208,000	18,000	(168,000)	498,000
Interest income	348,000	-	-	(147,000)	201,000
Depreciation and amortization	780,000	158,000	124,000	194,000	1,256,000
Total assets	44,996,000	8,841,000	3,691,000	(5,602,000)	51,926,000
Capital expenditures	$ 296,000	$ 227,000	$ 166,000	$ -	$ 689,000

The consolidating segment information presented above includes the elimination and consolidation of intersegment transactions.

Net sales and long-lived assets related to operations in the United States and other foreign countries for the fiscal years ended September 30, 2003, 2002, and 2001 are as follows:

	2003	2002	2001
Net sales			
U.S.	$ 34,909,000	$ 39,255,000	$ 48,339,000
Foreign	17,045,000	14,913,000	17,026,000
Total	$ 51,954,000	$ 54,168,000	$ 65,365,000
Long-lived assets			
U.S.	$ 5,324,000	$ 5,609,000	$ 6,076,000
Foreign	1,962,000	2,057,000	2,063,000
Total	$ 7,286,000	$ 7,666,000	$ 8,139,000

U.S. sales include $4,030,000, $3,413,000 and $3,455,000 for export in fiscal years 2003, 2002, and 2001, respectively. Indirect sales to the United States Postal Service approximated $2.7 million, $3.5 million and $15.2 million in fiscal 2003, 2002 and 2001, respectively.

NOTE 10. Stock Option Plans

The Company maintains stock option plans which include both incentive and non-qualified options covering a total of 647,716 shares of common stock reserved for issuance to key employees, including officers and directors. Such amount includes a total of 200,000 options reserved for issuance under the 2002 Incentive Stock Option Plan, as well as a total of 200,000 options reserved for issuance under the 2002 Non-Qualified Stock Option Plan, approved by the shareholders in May 2002. All options are issued at fair market value at the grant date and are exercisable in varying installments according to the plans. The plans allow for the payment of option exercises through the surrender of previously owned mature shares based on the fair market value of such shares at the date of surrender. During fiscal 2002 and 2001, a total of 34,968 and 18,988 common shares, respectively, were surrendered pursuant to stock option exercises, which are held in treasury. There were 85,179 shares available for grant at September 30, 2003.

Changes in outstanding stock options for the three years ended September 30, 2003 are as follows:

	Number of Shares	Weighted Average Exercise Price
Balance - September 30, 2000	275,984	$ 3.30
Options granted	86,301	$ 2.39
Options exercised	(45,897)	$ 1.81
Options forfeited	(64,517)	$ 3.49
Balance - September 30, 2001	251,871	$ 3.15
Options granted	50,000	$ 3.05
Options exercised	(67,447)	$ 2.88
Options forfeited	(16,252)	$ 2.83
Balance - September 30, 2002	218,172	$ 3.24
Options granted	401,508	$ 3.37
Options exercised	(8,597)	$ 3.03
Options forfeited	(48,546)	$ 3.18
Balance - September 30, 2003	562,537	$ 3.34
Price range $2.20-$3.05 (weighted average contractual life of 4.5 years)	283,450	$ 2.73
Price range $3.06-$7.44 (weighted average contractual life of 4.8 years)	279,087	$ 3.97
Exercisable options:		
September 30, 2001	107,643	$ 3.30
September 30, 2002	60,020	$ 4.12
September 30, 2003	93,546	$ 3.71

On April 20, 2000, the Board of Directors granted holders of stock options the right to surrender their underwater options by May 31, 2000 in exchange for a reduced option grant at an exercise price of $3.18 per share, based on the closing market price of the Company's common stock on such date. On May 31, 2000, the Company granted 67,823 new options and cancelled 156,750 options with exercise prices ranging from $6.75 to $8.19 per share. These new grants were treated as repricings and are subject to variable plan accounting pursuant to FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Accordingly, compensation expense (benefit) is recorded for any changes in the Company's stock price above the price of $3.18. In fiscal 2003, compensation expense related to these repriced options was $43,345. In fiscal 2002 and 2001, compensation expense related to these repriced options was not material.

NOTE 11. Shareholder Rights Plan

On November 14, 2001, the Company's Board of Directors adopted a Shareholder Rights Plan, which declared a dividend of one Common Stock Purchase Right (a Right) for each outstanding share of common stock of the Company to shareholders of record on December 21, 2001. Each Right entitles the holder to purchase from the Company one share of common stock at a purchase price of $15 per share. In the event of the acquisition of or tender offer for 20% or more of the Company's outstanding common stock by certain persons or group without the Board of Directors' consent, such purchase price will be adjusted to equal fifty percent of the average market price of the Company's common stock for a period of thirty consecutive trading days immediately prior to the event. Until the Rights become exercisable, they have no dilutive effect on the Company's earnings per share.

The Rights, which are non-voting and exercisable until November 30, 2011, can be redeemed by the Company in whole at a price of $.001 per Right at any time prior to the acquisition by certain persons or group of 50% of the Company's common stock. Separate certificates for the Rights will not be distributed, nor will the Rights be exercisable, until either (i) a person or group acquires beneficial ownership of 20% or more of the Company's common stock or (ii) the tenth day after the commencement of a tender or exchange offer for 20% or more of the Company's common stock. Following an acquisition of 20% or more of the Company's common shares, each Right holder, except for the 20% or more stockholder, can exercise their Right(s), unless the 20% or more stockholder has offered to acquire all of the outstanding shares of the Company under terms that a majority of the independent Directors of the Company have determined to be fair and in the best interest of the Company and its stockholders. On May 7, 2002, the Company's shareholders approved an amendment of the Company's Certificate of Incorporation to increase the total number of shares of common stock authorized to issue from 10,000,000 to 25,000,000 shares.

NOTE 12. Earnings Per Share

The following table provides the components of the basic and diluted earnings (loss) per share (EPS) computations:

	2003	2002	2001
Basic EPS Computation			
Net income (loss)	$(4,874,154)	$(1,579,028)	$ 1,497,148
Weighted average shares outstanding	4,630,745	4,658,612	4,645,154
Basic earnings (loss) per share	$ (1.05)	$ (.34)	$ .32
Diluted EPS Computation			
Net income (loss)	$(4,874,154)	$(1,579,028)	$ 1,497,148
Weighted average shares outstanding	4,630,745	4,658,612	4,645,154
Stock options	-	-	6,403
Stock compensation arrangement	-	-	-
Diluted shares outstanding	4,630,745	4,658,612	4,651,557
Diluted earnings (loss) per share	$ (1.05)	$ (.34)	$ .32

In 2003 and 2002, 70,718 and 60,330 shares, respectively, have been omitted from the calculation of diluted EPS as their effect would have been antidilutive.

NOTE 13. Commitments and Contingencies

The Company occupies certain facilities, or is contingently liable, under operating leases that expire at various dates through 2008. The leases, which cover periods from three to eight years, generally provide for renewal options at specified rental amounts. The aggregate operating lease commitment at September 30, 2003 was $589,000 with minimum rentals for the fiscal years shown as follows: 2004 - $335,000; 2005 - $148,000; 2006 - $34,000; 2007 - $28,000; 2008 - $25,000; 2009 and thereafter - $19,000.

The Company is a party to employment agreements with six executives that provide for, among other things, the payment of compensation if there is a change in control without Board of Director approval (as defined in the agreements). The contingent liability under such change in control provisions at September 30, 2003 was approximately $2.5 million. Certain of the employment agreements provide for a severance benefit at the expiration of the agreement or at a specified date of retirement, absent a change in control, aggregating $1.3 million. The Company is amortizing such obligation to expense on the straight-line method over the term of the employment agreement or through the specified dates of retirement. Such expense amounted to approximately $146,000 and $75,000 in fiscal 2003 and 2002, respectively.

The Company has granted certain of its officers with deferred compensation benefits aggregating 97,337 shares of common stock currently held by the Company in treasury. Such shares vest upon retirement or, in the case of 70,647 shares, the expiration of one officer's employment agreement in October 2005. All shares vest earlier under certain occurrences including death, involuntary termination or a change in control of the Company. The market value of such shares approximated $610,000 at the dates of grant, which is being amortized on the straight-line method through the specified dates of retirement or over the term of the employment agreement.

NOTE 14. Litigation

In May 2003, the Company was served with a summons and complaint in a patent infringement suit that named the Company and thirteen other defendants. The alleged infringement relates to the Company's camera dome systems, which is a significant product line. Among other things, the suit seeks injunctive relief and unspecified damages. The Company and its outside patent counsel believe that the complaint is without merit and the Company intends to vigorously defend itself in this matter. The Company is unable to reasonably estimate a range of possible loss, if any, at this time. Although the Company believes that it has meritorious defenses to such claims, there is a possibility that an unfavorable outcome could ultimately occur that could result in a liability that is material to the Company's results of operations and financial position. The Company plans to present a joint defense with certain other named defendants in the suit.

In the normal course of business, the Company is a party to certain other claims and litigation. Management believes that the settlement of such claims and litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

NOTE 15. Related Party Transactions

As of September 30, 2003, CBC Company, Ltd. and affiliates ("CBC") owned approximately 11.8% of the Company's outstanding common stock. The Company, which has been conducting business with CBC for approximately 24 years, imports certain finished products and components through CBC and also sells its products to CBC. The Company purchased approximately $832,000, $1.3 million and $3.5 million of products and components from CBC in fiscal years 2003, 2002, and 2001, respectively, and the Company sold $370,000, $409,000 and $303,000 of products to CBC for distribution in fiscal years 2003, 2002, and 2001, respectively. At September 30, 2003 and 2002, the Company owed $69,000 and $223,000, respectively, to CBC and CBC owed $7,000 and $79,000, respectively, to the Company resulting from purchases of products.

In fiscal 2003, the Company recognized $180,000 of revenues received from CBC pursuant to the completion of a contract to develop certain new product technology.

NOTE 16. Quarterly Financial Data (unaudited)

Quarter Ended	Net Sales	Gross Profit	Net Income (Loss)	Earnings (Loss) Per Share	
				Basic	Diluted
Fiscal 2003					
December	$12,018,000	$ 3,900,000	$ (2,071,000)	$ (.45)	$ (.45)
March	13,082,000	4,641,000	(2,735,000)	(.59)	(.59)
June	13,051,000	5,257,000	30,000	.01	.01
September	13,803,000	5,293,000	(98,000)	(.02)	(.02)
Total	$51,954,000	$19,091,000	$ (4,874,000)	$ (1.05)	$ (1.05)
Fiscal 2002					
December	$13,551,000	$ 4,472,000	$ (347,000)	$ (.07)	$ (.07)
March	12,846,000	4,235,000	(467,000)	(.10)	(.10)
June	14,274,000	5,062,000	28,000	.01	.01
September	13,497,000	4,449,000	(793,000)	(.17)	(.17)
Total	$54,168,000	$18,218,000	$ (1,579,000)	$ (.34)	$ (.34)

The Company has not declared or paid cash dividends on its common stock for any of the foregoing periods.

Because of changes in the number of common shares outstanding and market price fluctuations affecting outstanding stock options, the sum of quarterly earnings per share may not equal the earnings per share for the full year.

SCHEDULE II

VICON INDUSTRIES, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

Years ended September 30, 2003, 2002, and 2001

Description	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
Allowance for uncollectible accounts:				
September 30, 2003	$1,077,000	$546,000	$488,000	$1,135,000
September 30, 2002	$1,115,000	$353,000	$391,000	$1,077,000
September 30, 2001	$1,063,000	$436,000	$384,000	$1,115,000

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VICON INDUSTRIES, INC.

/s/ Kenneth M. Darby	/s/ John M. Badke
Kenneth M. Darby	John M. Badke
Chairman and	Vice President, Finance and
Chief Executive Officer	Chief Financial Officer

January 14, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated:

VICON INDUSTRIES, INC.

/s/ Kenneth M. Darby Kenneth M. Darby	Chairman and CEO	January 14, 2004 Date
/s/ Milton F. Gidge Milton F. Gidge	Director	January 14, 2004 Date
/s/ Peter F. Neumann Peter F. Neumann	Director	January 14, 2004 Date
/s/ W. Gregory Robertson W. Gregory Robertson	Director	January 14, 2004 Date
/s/ Arthur D. Roche Arthur D. Roche	Director	January 14, 2004 Date

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Kenneth M. Darby, certify that:

1. I have reviewed this annual report on Form 10-K of Vicon Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 14, 2004

/s/ Kenneth M. Darby
Kenneth M. Darby
Chairman and
Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, John M. Badke, certify that:

1. I have reviewed this annual report on Form 10-K of Vicon Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 14, 2004

/s/ John M. Badke
John M. Badke
Vice President, Finance and
Chief Financial Officer